Exhibit 99.1

Vision Marine Technologies Sets Sail on a Revolutionary World Record Journey:

Conquering the Longest Distance on an Electric Boat

Virginia to Miami – A 1,050 nautical mile journey powered by sustainable electric propulsion

Montreal, Canada — July 24, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, proudly announces an exhilarating and game-changing project that is set to revolutionize the boating industry. Brace yourselves for an extraordinary showcase of sustainable energy as we embark on an awe-inspiring journey to champion electric power and herald a new era of eco-friendly marine travel.

Igniting the Electric Revolution:

Passion, innovation, and a relentless commitment to sustainability lie at the core of Vision Marine's audacious mission. As a forward-thinking pioneer in the green boating movement, we are thrilled to propel sustainable energy into the spotlight and illuminate the environmental virtues of electric power while revealing the stark reality of traditional combustion engines in marine propulsion.

Setting a Pioneering World Record:

Daring, unparalleled, and history-making - Vision Marine is all set to etch its name into the annals of boating history. We will conquer the longest-known documented electric boat run, an astonishing 1,050 nautical miles from the picturesque shores of Norfolk, Virginia, to the vibrant heart of Miami, Florida. With sheer grit and cutting-edge electric propulsion technology, we will break barriers, ignite imaginations, and inspire a global call to embrace eco-friendly practices.

Powering a Sustainable Future:

In charge of this momentous expedition stands Patrick Bobby, Vision Marine's visionary co-founder and head of Performance and Special Projects. With unwavering dedication, he passionately champions clean energy and a sustainable future for our precious seas and oceans. Our voyage is more than a remarkable feat; it is a statement that electric boats can accomplish extraordinary distances, leaving a minimal environmental footprint and preserving the natural wonders that define our world.

Enter the Electrified Marvel:

Equipped with a triumphant array of 3,000W solar panel cells, our groundbreaking electric boat is primed to soar with autonomy under the sunny skies. With twin electric propulsion at its heart, it will gracefully navigate the US East Coast intercoastal, showcasing the true prowess of its bespoke Wired Pontoon and proprietary Lithium Batteries.

Meet the Fearless Crew:

At the helm of this epic expedition stand two intrepid and seasoned sailors, Francois Légaré and Sylvie Latendresse, ready to steer our voyage to greatness. Accompanying them is the brilliant Vincent Prévost, Brand & Communication Director for Vision Marine Technologies, capturing every triumphant moment as we surge towards history.

Join the Journey:

This monumental journey is not just for the intrepid few; we extend a heartfelt invitation to media outlets, esteemed partners, steadfast friends, and passionate supporters to join us on this extraordinary run. Embark on this exhilarating adventure, as our boat makes remarkable stops along the way, and experience the excitement firsthand. Witness our triumphs, challenges, and everything in between, on our dynamic YouTube channel (youtube.com/VisionMarineTechnologies) and other captivating platforms.

An Epic Tale Unfolds:

As we navigate the vast and majestic waters from Virginia to Miami, a mesmerizing tale of innovation, hope, and sustainable power will unfold. Brace yourself for an epic journey like no other, where Vision Marine Technologies transcends boundaries, captures hearts, and inspires a global wave of eco-consciousness.

For more information and to be part of this historic endeavor, visit Vision Marine's electrifying website at https://visionmarinetechnologies.com/amped-up/.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact: Bruce Nurse

303-919-2913 or bn@v-mti.com